

April 15, 2011

Stacy L. Fox, Esq.
Senior Vice President and
General Counsel
Sunoco, Inc.
1818 Market Street
Suite 1500
Philadelphia, PA 19103

>      **Re:     SunCoke Energy, Inc.**
>      **Registration Statement on Form S-1**
>      **Filed March 23, 2011**
>      **File No. 333-173022**

Dear Ms Fox:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that we will process this filing and any amendments without a price range.  Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included.  Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing.  If you intend to rely on Rule 430A of Regulation C, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of

shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover page. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

3. Please provide us with copies of any graphics or photographs you intend to use in your prospectus. We may have comments on these materials.

4. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has no objection to the underwriter compensation discussed in the prospectus.

5. We note that you have yet to file a number of exhibits, including the legal opinion. Please file these exhibits as soon as possible so that we will have sufficient time to review them. We may have comments on these materials.

6. In an appropriate part of the prospectus, please provide the dilution information required by Item 506 of Regulation S-K.

7. We note the structure of the proposed two-step transaction that Sunoco may engage in to distribute your shares of common stock to the public. Please provide us a detailed analysis addressing how this two-step structure complies with Section 5 of the Securities Act, including any exemptions or exclusions upon which the parties involved intend to rely. In your analysis, please also address the following issues:
   - Whether Sunoco is properly characterized as a selling shareholder in an offering by its wholly-owned subsidiary since parents of issuers generally have enough of an identity of interest with the issuer so as not to be able to make secondary offerings of the issuer's securities.
   - Whether Sunoco is engaged in an indirect primary offering of your shares and should be identified as a co-registrant or an underwriter.
   - Why the initial debt exchange parties are identified as underwriters in addition to Sunoco.
   - The basis for registering the shares prior to completion of the debt exchange.
   - Whether the transaction should be recharacterized as a resale by the initial debt exchange parties following completion of the debt exchange.

8. We note that Sunoco plans to distribute all the shares of SunCoke's common stock that it continues to own after the offering by means of a spin-off to holders of Sunoco's common stock. Please provide us with a detailed analysis addressing how Sunoco will comply with its obligations under Section 5 of the Securities Act with respect to the distribution of SunCoke's shares of common stock. Please refer to Staff Legal Bulletin 4 (September 16, 1997) for guidance.

9. We note that the sections "Industry and Market Data" and Glossary of Selected Terms" immediately follow the Table of Contents. Please relocate these sections to more appropriate locations in the prospectus, as the Summary must immediately follow the Table of Contents.

Front Cover Page of Registration Statement

10. We note the disclosure in footnote (1) to the fee table that the initial debt exchange parties have an option to purchase additional shares. However, the disclosure on the cover page of the prospectus indicates that the underwriters have the option to purchase these shares from the selling stockholder, i.e. Sunoco. Please advise or revise accordingly.

Industry and Market Data, page ii

11. We note the disclosure in the first paragraph regarding the sources of certain information included in your prospectus. Please disclose whether you funded or were otherwise affiliated with any of the sources you cite. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

12. We note your statements relating to industry and market data used in the prospectus. For example, you state that "we have not independently verified any third-party information." Please note that you are responsible for the entire contents of the registration statement and you may not use language that could be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise your disclosure accordingly.

Glossary of Selected Terms, page iii

13. We note your glossary includes definitions of proven and/or probable reserves. In the event your proven and/or probable reserves were calculated using the guidelines established by USGS Information Circular 831 (IC-831), please disclose the appropriate criteria along with your definitions.

Prospectus Summary, page 1

14. Please ensure that the information you provide in your summary is balanced. For example, you emphasize that you the largest producer of metallurgical coke in the Americas, that you are technological leader in cokemaking, and that you had total revenues of $1.3 billion in the year ended December 31, 2010, but do not discuss your decrease in net income from 2009 to 2010 and that ArcelorMittal accounted for approximately 69 percent of your total revenue for the year ended December 31, 2010. Please revise your disclosure accordingly.

15. We note your statement in this section and throughout the registration statement that "[w]e are the largest independent producer of high-quality metallurgical coke in the Americas." Please disclose the measure by which you are the largest producer and provide supplemental support for this statement.

16. Please disclose net income recognized in accordance with US GAAP when presenting Adjusted EBITDA with equal or greater presence. Please refer to Item 10(e)(1)(i)(A) of Regulation S-K for guidance.

17. Please disclose how Sunoco's indebtedness being exchanged for SunCoke Energy's shares of common stock relates to SunCoke and/or SunCoke Energy, if at all.

The Offering, page 9

18. In this section and the Underwriting section, please identify the initial debt exchange parties, disclose their relationships to Credit Suisse and the other underwriters that have not yet been identified in the prospectus, and disclose the amount of Sunoco's debt that will be forgiven as a result of the offering.

Summary Historical and Pro Forma Financial and Operating Data, page 10

19. We note your presentation of Adjusted EBITDA which you note is being presented to help investors understand your results of operations on page 10. This disclosure would suggest that Adjusted EBITDA is presented as a performance measure. We further note your disclosure on page 13 in which you state the non-GAAP measure is presented to enhance an investor's understanding of a business' ability to generate cash for capital expenditures and other purposes. This disclosure would suggest that Adjusted EBITDA is presented as a liquidity measure. If you intend to present Adjusted EBITDA as a liquidity measure, please reconcile this non-GAAP measure to operating cash flows for each period presented. Please also present the three categories of the cash flow statement with equal or greater prominence. Currently, the cash flow data is presented below Adjusted EBITDA. Please refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for guidance.

Risk Factors, page 13

20. We note the third and fourth sentences contained in the first paragraph in this section. Please note that all known material risks should be described. If risks are not deemed material they should not be described. Please revise your disclosure accordingly.

As a public company, we will become subject to additional financial and other reporting . . . , page 29

21. We note your disclosure that Sunoco identified a material weakness that impacted fiscal year 2010 and was not remediated as of December 31, 2010. As your combined financial statements were prepared under the same internal control over financial reporting environment, please provide investors with additional disclosures that explain the nature of the material weakness, the control deficiency impact on your financial reporting and internal control over financial reporting, and the current plans, if any, for remediating the material weakness. Please also disclose when Sunoco anticipates remediation of the material weakness to be completed and when you anticipate establishing your own tax accounting process. Please refer to Item 308 of Regulation S-K for guidance.

Cautionary Statement Concerning Forward-Looking Statements, page 39

22. We note the statement in the second paragraph that you "do not have any intention or obligation to update any forward-looking statements…" This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Unaudited Pro Forma Combined Financial Statements, page 47

23. Please note that once you have included complete pro forma financial information in your Form S-1, we will need sufficient time to review such information and may have additional comments based on your compliance Article 11 of Regulation S-X. Please ensure that your presentation of the pro forma combined financial statements fully complies with the guidance in Article 11-02 of Regulation S-X. Specifically:
   • Your introduction to the pro forma financial information fully explains the transactions to be reflected in the pro forma combined financial statements.
   • Your disclosures clearly communicate the nature and amounts of the adjustments being made, including how you determined the adjustment amount.
   • You include disclosures for transactions that are not to be reflected in the pro forma financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Results of Operations, page 56

24. We note that the coal cost component typically does not impact your segment operating results, unless actual coal-to-coke yields are less than the contractual standards and there is a negative impact to the segment's operating results. Please revise your disclosure to indicate if there was a material negative impact to segment or consolidated operating

results from the coal-to-coke yields.  To the extent there was, please quantify the impact, including the identification of the corresponding facility.

Analysis of Segment Earnings, page 59

25. Please ensure that your discussion and analysis at the segment level fully explains to investors material changes in sales and other operating revenue in addition to operating income (loss) attributable to net parent investment.  Please refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance. In this regard, the factors impacting a change in profit margins between fiscal years presented would not also explain a change in sales trends between the same fiscal years, as profit margins eliminate the variability in sales recognized.  For example, we note that your Jewell Coke reportable segment's sales declined by 8 percent for fiscal year 2010 in comparison to fiscal year 2009.  We further note that the Jewell Coke reportable segment's profit margin declined to 49.5 percent from 54.8 percent The factor discussed for the decline in segment income appears to provide an explanation for the decline in sales recognized but does not appear to provide investors with a full understanding as to how the decline in the coal cost component also resulted in a 9.7 percent decline in the profit margin.  Please revise your discussion and analysis for each of your reportable segments for each period presented to ensure you provide investors with a complete understanding of the material factors impacting your operating results.  Another example is your discussion and analysis of the Other Domestic Coke reportable segment's fiscal year 2009 operating results in comparison to fiscal year 2008.  The discussion and analysis provided does not appear to provide investors with an understanding as to why sales increased but profit margin declined.  Please note that these examples are not an all-inclusive list of where your discussion and analysis could be improved.

26. Please disclose the percentage at which the Indiana Harbor facility operated of its contractual minimum for fiscal year 2009.

27. Please quantify the impact of each material factor discussed impacting your operating results.  Please refer to Item 303(A)(3) and Instruction 3 to Item 303(A) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.  For example, please quantify the impact the adjustment to the coal-to-coke yield for fiscal year 2010 and the payments received during fiscal year 2009 for the reduction in production levels for 2009, which were factors that caused the Indiana Harbor facility's earnings to decline.  Please note that there are other examples where you should provide investors with quantified information throughout your discussion and analysis of your operating results.

28. We note that your Indiana Harbor facility's production declined during fiscal year 2010, resulting in a 93 percent production rate of the contractual minimum production.  Please quantify the impact to your sales and segment income for this decline in production.

> Please refer to Item 303(A)(3) and Instruction 3 to Item 303(A) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 64

29. On page 67, we note that you have received advances from affiliates totaling $888.5 million at December 31, 2010. In this section, please discuss any related party loans, including the identity of the related party, the principal amount owed, the interest rate, and the due date, if any.

30. On page 65, we note that you have a number of significant capital expenditure projects in 2011. Please disclose the anticipated source of funds needed to fulfill such commitments. See Item 303(a)(2) of Regulation S-K.

Critical Accounting Policies, page 67

31. We note that you are using a long-term expected rate of return on plan assets of 8.25 percent. We further note that the compounded annual investment return on your pension plan assets is 7.4 percent. Please provide investors with an understanding for the difference in rates and why it is reasonable to use a long-term expected rate of return on plan assets in excess of the compounded annual return rate.

32. We note your disclosure that the carrying value of the Indiana Harbor cokemaking facility was $115.3 million as of December 31, 2010. We further note your disclosure on page F-10 that the current estimates of the undiscounted future cash flows associated with the Indiana Harbor operations exceeded the carrying value. Since the carrying value of the Indiana Harbor cokemaking facility is 26.9 percent of total equity and your disclosures that note the issues with the facility assets to function as expected, please include disclosure that addresses the following:
   - The amount or percentage that undiscounted cash flows exceeds the carrying value of these assets.
   - A description of the material assumptions used to estimate the undiscounted cash flows.
   - The considerations you made in estimating the future cash flows as it relates to your potential inability to fulfill the minimum requirements in accordance with the ArcelorMittal agreement.

33. Please include your accounting policy for capitalizing maintenance costs, including the types of direct and indirect costs capitalized. Please tell us the specific reference to the FASB ASC that supports your accounting policy. In this regard, we note your disclosure on page 13 which states, "Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and to extend their useful lives. Maintenance capital expenditures also include projects which improve the efficiency, reliability or

effectiveness of existing assets which are expected to improve the financial results from
the assets." Please demonstrate for us how the second part of this disclosure complies
with US GAAP. For the project with the largest capitalized asset, please provide us with
an example of a project that improves the efficiency, reliability and/or effectiveness of
your existing assets that will then improve your financial results generated from these
assets. Please also provide us with a detailed explanation as to how you determined these
costs should not be expensed as incurred, including the specific reference to the FASB
ASC that supports your accounting.

34. Please include your assessment of when to capitalize maintenance costs versus expense
maintenance costs as a critical accounting estimate to your consolidated financial
statements. In this regard, we note the materiality of the maintenance costs capitalized
during fiscal year 2010 to your operating cash flows and operating income. Please ensure
your disclosures explain the key factors considered in your determination of capitalizing
these costs versus expensing these costs. Please refer to Section 501.14 of the Financial
Reporting Codification for guidance.

35. Considering the significance of property, plants and equipment to your combined balance
sheets and your operations, please quantify the repairs and maintenance costs expensed
during each period presented. This additional disclosure will allow investors to better
understand the magnitude of all costs related to maintaining the functionality of your
assets.

Business, page 80

36. Please revise your disclosure to provide the following information in accordance with
Item 101 of Regulation S-K:
- the year and form of organization of the company required by Item 101(a)(1);
- the financial information regarding business segments required by Item 101(b);
- the geographic information required by Item 101(d); and
- the principal methods of competition for your coal mining segment required by Item
101(c)(1)(x).

Indiana Harbor Cokemaking Facility, page 89

37. Please identify the third parties that hold a combined 34 percent in the partnership that
owns the Indiana Harbor cokemaking facility.

Coal Mining Operations, page 96

38. Please note that the common definition for the term "reserve base" includes the aggregate
of sub-economic and/or uneconomic coal along with economic coal. The provisions in
Industry Guide 7 preclude the use of any terms other than proven and/or probable
reserves for disclosure in SEC documents. Please modify the term "reserve base" in your

filing and supplementally certify that no sub-economic coal is included within your proven and probable reserve estimates.

39. We note you report proven and probable reserves by seam alone. Please disclose your proven and probable reserves by mine site location or property. For each of your mines, please provide the disclosures required by Industry Guide 7 (b). In particular, provide a brief discussion of:

- The coal beds of interest, including minable coal thickness.

- The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

- A list of your coal processing and/or handling facilities.

- The road, barge and/or railroad access to each of your properties.

- The present condition of the mine.

- Material events of interest concerning the mine, adverse or otherwise within the last three years.

- Any mine expansions, contractions or decommissioning within the last three years.

- Any planned expansions or reductions in mining.

- Any joint ownership.

- Any use of mining contractors.

40. We also note you acquired the Harold Keene Coal Company Inc. (HKCC) in January 2011, but do not provide detailed information regarding their facilities, production, or their proven and/or probable reserves in your filing disclosure. Please revise your filing to disclose more detailed information regarding this acquisition. In particular, please provide HKCC's facility descriptions and their proven and probable reserves alongside your property descriptions and reserves. Please provide an estimate of the HKCC mines annual production, noting the date of your acquisition.

41. In your reserve table or another table, please disclose your proven and probable reserves separately as defined in Industry Guide 7 for each mine and disclose the following:.

- Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

- Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the Btu per pound and sulfur content or other appropriate measurement in the case of metallurgical coal.

- If coal is reported as tons in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

- In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable."

- Provide totals to the table where appropriate

- Disclose your percentage of compliance and non-compliance coal.

By "assigned" and "unassigned," we mean the following: Assigned reserves means coal which has been committed by the coal company to operating mine shafts, mining equipment, and plant facilities, and all coal which has been leased by the company to others. Unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin in the property. The primary reason for this distinction is to inform investors, which coal reserves will require substantial capital investments before production can begin.

42. Please provide a table showing the last three years annual production for each of your mines, and your weighted average price received for your coal for this period. A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

43. Insert a small-scale map showing the location and access to your property. See Item 102 (3) (B) of Regulation S-K. Briefly describe the road, barge and/or railroad access to each of your properties in the text. Please note that SEC's EDGAR program now accepts digital maps. So please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the engineering staff for our review.

44. Disclose if you have had qualified title companies confirm your property right assertions. Discuss what type of title review you have for the majority of your reserves.

45. We note that Marshall Miller and Associates reviewed and confirmed your proven and probable reserves. With a minimal transfer of paper, forward to our engineer as

supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC's Industry Guide 7. This includes:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacings used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology and topography.

- A detailed description of your procedures for estimating "reserves."

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Employees, page 100

46. Please disclose the expiration dates of the collective bargaining agreements for your unionized labor force in the United States and Brazil.

Legal Proceedings, page 108

47. Please disclose the court that ordered the mediation with ArcelorMittal to resolve the Jewell facility coke pricing litigation.  See Item 103 of Regulation S-K.

Management, page 110

48. In the biographies of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for you at the time that the disclosure is made, in light of your business and structure.  If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications.  See Item 401(e)(1) of Regulation S-K.

49. On page 114, we note that you identify Messrs. Titus, McGrath, and White as named executive officers.  Please identify these persons as members of management in this section and include biographies in accordance with Item 401(b) of Regulation S-K.

Compensation Discussion and Analysis, page 114

50. We note that you and Sunoco engaged in benchmarking in 2010.  For example, Sunoco benchmarked total direct compensation at the competitive median of the Sunoco Market Data and you benchmarked total direct compensation at the 50th percentile of the SunCoke Survey Data.  For each instance where you and Sunoco benchmarked an element of compensation or a group of elements, please clearly identify the benchmark for each named executive officer, identify the component companies, and disclose where actual compensation fell within the targeted parameters for each named executive officer. To the extent actual compensation was outside the targeted range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.  We note that you do not disclose the companies composing the SunCoke Survey Data.

Elements/Components of Sunoco's 2010 Compensation Programs, page 115

Annual Incentive, page 115

51. We note that the annual incentive payout percentages for Messrs. Henderson and Thomson were increased from the Sunoco performance as a result of individual performance. Please revise your disclosure to discuss the elements of individual performance and contribution that are taken into account when determining each named executive officer's payout percentage. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Elements/Components of SunCoke's 2010 Compensation Programs, page 124

SunCoke Annual Incentive, page 124

52. Please revise your disclosure to explain how you determined the actual results achieved for the HES and plant reliability performance goals. Additionally, please disclose how you evaluated the results achieved against the performance goals to reach a payout factor of 89.4 percent. Finally, we note that the annual incentive payout percentages for Messrs. Titus, McGrath, and White were adjusted for individual performance. Please revise your disclosure to discuss the elements of individual performance and contribution that are taken into account when determining each named executive officer's payout percentage. Refer to Item 402(b)(2) (vii) of Regulation S-K.

SunCoke Performance-Based Cash Awards, page 126

53. We note your disclosure regarding the amount awarded to Mr. McGrath with regard for the 2008-2010 performance cycle. Please revise your discussion to disclose the actual results achieved for the performance measures in the 2008-2010 cycle, how you evaluated the actual results against the performance measures to determine that 100 percent correlated to the actual results achieved, and the base amount for Mr. McGrath.

Arrangements Between Sunoco and Our Company, page 137

54. We note the statement in the first sentence of the second introductory paragraph. Please be advise that you must file all agreements discussed in this section, not just those you determinate are material. Please revise accordingly. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

55. We note the second sentence in the second paragraph that the summary is qualified by reference to the agreements between you and Sunoco. You may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise your disclosure accordingly.

56. Please advise us as to the basis for the statements in the last two sentence of the second introductory paragraph.

57. Please note that we may have additional comments on this section after the agreements are filed.

Review and Approval of Related-Person Transactions, page 147

58. We note your disclosure relating to the policies and procedures for related party transactions.  However, in accordance with Item 404(b) of Regulation S-K, please disclose the types of transactions that are covered by your policies and procedures, the standards applied pursuant to those policies and procedures, and a statement of whether these policies and procedures are in writing and, if not, how these policies and procedures are evidenced.

Ownership of Our Common Stock, page 148

59. Please provide the selling stockholder information required by Item 507 of Regulation S-K in this section.

Description of Our Capital Stock, page 149

60. In the first paragraph, please remove the qualification of your disclosure by reference to your governing documents.  You may not qualify information in the prospectus by reference to information outside the prospectus unless contemplated by the form.   See Rule 411(a) of Regulation C.

SunCoke Combined Financial Statements for the Fiscal Year Ended December 31, 2010

Combined Statements of Income, page F-3

61. We note your presentation of capitalized interest within financing income, net.  Please tell us the amount of capitalized interest cost included in your combined balance sheet as of December 31, 2010, including the line item(s) these costs are included.  Further, please explain to us why you have presented the amortization of capitalized interest below operating income.  To the extent that these costs are material to total assets, total equity, and/or operating income for any of the periods presented, please include your accounting policy for capitalizing interest costs and recognition in the combined statements of income.  Please refer to ASC 835-20 for guidance.

1.  Summary of Significant Accounting Policies, page F-7

Cash Equivalents, page F-9

62. We note your accounting policy for classifying investments as cash equivalents.  It is unclear how this accounting policy complies with ASC 305-10-10.  Please advise.

Asset Retirement Obligations, page F-11

63. Please include the disclosures required by ASC 410-20-50 for your asset retirement obligations.

2.  Related Party Transactions, page F-11

64. Please disclose the interest rate used to determine interest expense for the amounts due to Sunoco for each period presented.  Please clarify whether Sunoco charged SunCoke interest expense for the outstanding amounts due historically.

65. Please provide us with an explanation as to why you have excluded The Claymont Investment Company (Claymont) from the combined financial statements of SunCoke.  In this regard, please provide us with an understanding as to the assets, liabilities and operations of Claymont, including its relationship with SunCoke.  To the extent that you continue to exclude Claymont from the combined financial statements of SunCoke, please provide investors with a comprehensive explanation as to why Claymont has been excluded as part of your pro forma financial statements.  Please also explain to investors the business purpose for the loans to Claymont.

66. Please provide investors with a more comprehensive explanation as to what the noncash distribution of $535.5 million to Sunoco represents.

67. Please revise your disclosures for the allocated expenses to disclose the allocation methods used (i.e., specific identification method, headcount or payroll dollars, estimated time, etc.) for (a) the employee benefit costs and management incentive plans costs for certain executives and (b) the centralized departments' costs.  Please also revise your disclosures on pages 10 and 44 to provide investors with the allocation method(s) used.  Please refer to ASC 225-10-S99-3 (i.e., Question 2 of SAB Topic 1:B.1) for guidance.

4.  Income Taxes, page F-15

68. We note that the provision for income taxes and deferred tax assets have been determined on a theoretical separate-return basis in your historical combined financial statements.  We further note your disclosure that Sunoco has previously realized the current tax benefit for substantially all of your federal income tax credits and net operating loss carryforwards that you have recognized as assets in your historical financial statements.

As the federal income tax credits and net operating loss carryforwards are no longer available for your future use, including on a standalone basis, it is unclear how you determined that these federal income tax credits and net operating loss carryforwards meet the definition of assets to be recognized in the combined balance sheets. Please provide us with a comprehensive explanation as to how you determined it is appropriate to recognize federal income tax credits and net operating loss carryforwards as assets, including the specific references to authoritative literature that supports your accounting. Please also provide disclosure that explains whether Sunoco has or intends to reimburse you for the use of your deferred tax assets.

8. Black Lung Benefit Obligations, page F-24

69. Please provide investors with additional disclosure that explains the impact the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 had on your black lung benefit obligations. To the extent that the impact was material, please quantify the impact.

9. Commitments and Contingent Liabilities, page F-25

70. We note that you are a party to pending and threatened claims for which it is reasonably possible the claims could be resolved unfavorably to you. We further note that you have assessed materiality of the loss contingency to your financial position. Please expand your conclusion regarding the materiality of your claims as it relates to your liquidity and results of operations. To the extent that the resolution of your claims could have a material impact on your liquidity and/or results of operations, please provide the disclosures required by ASEC 450-20-50-3 to 450-20-50-8. Please refer to ASC 450-20-55-10 – 55-37 for guidance.

14. Subsequent Events, page F-30

71. Your current disclosure references items "set forth below". Please provide the disclosures that were intended to be included below the initial paragraph.

Exhibit Index

72. Please file the debt exchange agreement as an exhibit to the registration statement or tell us why you are not required to do so.

73. It appears that you will acquire among the assets agreements that are material and should be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. However, it does not appear that you have included any of these agreements in the exhibit index. Please advise or revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser at (202) 551-3736 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.  Please contact Jessica Kane at (202) 551-3235 or Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,


Pamela A. Long
Assistant Director

cc:    David A. Katz, Esq.
       Wachtell, Lipton, Rosen & Katz
       51 W. 52nd Street
       New York, NY 10019